Exhibit 99.4

NICE Actimize Leads “Modernizing KYC/AML” Session at ACAMS
24th International AML & Financial Crime Conference

The targeted workshop will outline how advancements in machine learning, automation and AI technologies support a more effective AML program, while reducing cost of compliance

HOBOKEN, NJ – March 6, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, is conducting an information-packed session highlighting the role that advanced technologies, such as AI and machine learning, play in reducing costs in today’s modern KYC/AML programs. To be delivered at ACAMS 24th Annual International AML & Financial Crime Conference to be held from April 15-17 in Hollywood, Florida, the session is titled, "Modernizing KYC/AML to Tackle the Growing Cost of Compliance.”

Created as an advisory session to assist conference attendees in better understanding how innovative technologies can improve their AML/KYC programs, the session will be led by Ted Sausen, AML Subject Matter Expert, NICE Actimize. Sausen has more than 25 years of experience implementing global enterprise solutions across multiple industries including high tech, financial, transportation, and manufacturing, supporting engineering, finance, supply chain, product safety and regulatory compliance.

The advisory session, open to all registered ACAMS attendees, will address the following issues:
•	Understanding how to incorporate innovative technologies such as AI, machine learning and advanced automation, with respect to existing KYC/AML programs
•	Reducing time spent by analysts to secure a complete view of the customer during onboarding and ongoing monitoring
•	Strengthening the KYC/CDD processes today for the unknown financial products of tomorrow
•	Extracting the most value when leveraging the cloud and considerations for different-sized institutions

Additionally, on April 15, Deb Geister, Financial Crime consultant to NICE Actimize, will present on, “Fighting Financial Crime & Having a Seat at the Table: The Women’s Leadership Perspective” during the event.

Craig Costigan. CEO, NICE Actimize:
"As financial services organizations adopt new technologies to streamline their AML/KYC compliance programs, we look forward to serving as a trusted advisor, sharing our experiences and insights in automation and anti-money laundering applications with the ACAMS anti-money laundering community. Our commitment to innovation in anti-money laundering continues as we introduce exciting new technologies in automation and machine learning to our portfolio.”

The full ACAMS convention will be held at the Diplomat Resort & Spa in Hollywood, Florida, with the NICE Actimize "Modernizing KYC/AML to Tackle the Growing Cost of Compliance” presentation occurring on April 16 at 1:30 p.m. NICE Actimize will also offer demonstrations of its latest anti-money laundering technology at its Convention Booth 107.

For additional information:
•	For NICE Actimize Anti-Money Laundering solutions, please click here.
•	For the NICE Actimize X-Sight Financial Crime Risk Management Platform-As-A-Service, please click here.
•	For on-demand anti-money laundering and financial crime webinars, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumer and investor assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.